EMI

SEC MAIL RECEIVED PROCESSING SECTION
SEP 18 2006
WASH. D.C. 213

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

6th September, 2006.

Attn: Filing Desk - Stop 1-4

06016975

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 30th August 2006, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 6th September 2006, confirming that FMR Corp. and its subsidiaries, and Fidelity International Ltd and its subsidiaries had decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 5th September 2006, held 63,509,909 shares, being 7.99% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
SEP 25 2006
THOMSON
FINANCIAL

Enc.

dw 9/19

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

VIA PR NEWSWIRE DISCLOSE

SEC MAIL PROCESSING
RECEIVED
SEP 18 2006
WASH. D.C.
213
SECTION

ER 06/75

Company Announcements Office,
London Stock Exchange.

6th September, 2006.

EMI GROUP PLC
<u>Holding in Company</u>

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Fidelity Investments International, in a fax dated 5th September 2006 and received on 6th September 2006, that FMR Corp. and its subsidiaries together with Fidelity International Ltd and its subsidiaries have decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 5th September 2006, had an interest in 63,509,909 shares, being 7.99% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231